UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated December 13, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: December 18, 2006	By: /s/ Bruce Winfield Bruce Winfield, President & CEO

News Release TSX-V: PDO 06-24 December 13, 2006

PORTAL RESOURCES DRILLS 176 METERS OF 0.031% MOLYBDENUM AT

EL PORVENIR-REFUGIO

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the assay results from diamond drill hole PO-54 (extension) a test at depth of the molybdenum-copper mineralization intersected in the upper portion of the drill hole.

Reverse circulation hole PO-54 that bottomed in 0.0512 % molybdenum over 11 meters from 295 to 306 meters has been deepened by diamond drilling to a total depth of 765 meters. The drill hole intersected two sections of molybdenum mineralization associated with strong quartz – pyrite – molybdenite stockworks in a strongly sericite altered granitic intrusive as follows: 284 to 460 meters (176 meters) grading 0.031 % molybdenum and 655 to 711.15 meters (54.5 meters) grading 0.0324 % molybdenum. The total interval of molybdenum mineralization in the hole is 230.5 meters.

El Porvenir-Refugio represents a grass roots discovery by the Portal geologic team. The molybdenum mineralization at El Porvenir-Refugio which is increasing in grade in the southern portion of a very large gradient IP anomaly measuring 3 by 7 kilometers remains open to the south with associated anomalous molybdenum and copper soil and rock geochemical anomalies and bedrock outcrops of silicious limonitic and argillic altered Silurian age sandstones.

Three additional 5 kilometer long pole/dipole IP Resistivity lines totaling 15 kilometers are planned to detail the southern portion of the IP anomaly for follow-up diamond drilling.

Sampling procedure at Arroyo Verde is to split the core on site with one half delivered to Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. Mr. Gary Nordin, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101. Mr. Nordin is responsible for the program design and quality control of exploration undertaken by the Company in Argentina.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.